August 4, 2026

James W. Barge
Chief Financial Officer
Lionsgate Studios Corp.
2700 Colorado Avenue
Santa Monica, CA 90404

        Re: Lionsgate Studios Corp.
            Form 10-K for Fiscal Year Ended March 31, 2026
            File No. 001-42635
Dear James W. Barge:
       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services